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                       SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.     20549






                                    FORM 11-K


                                  ANNUAL REPORT


                      PURSUANT  TO  Section 15(d)  OF  THE

                       SECURITIES  EXCHANGE  ACT  OF  1934




                For the fiscal plan year ended:   March 31, 1996




Commission file number:   0-15590



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Quality Food Centers, Inc. 1990 Employee Stock Purchase Plan
                         c/o Quality Food Centers, Inc.
                             10112 N.E. 10th Street
                              Post Office Box 3967
                          Bellevue, Washington   98009


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Quality Food Centers, Inc.
                             10112 N.E. 10th Street
                              Post Office Box 3967
                          Bellevue, Washington   98009


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                              REQUIRED INFORMATION
OVERVIEW

This report relates to the Quality Food Centers, Inc. 1990 Employee Stock Purchase Plan (the "Plan"). Under the Plan, eligible employees authorize Quality Food Centers, Inc. (the "Company") to deduct from their wages during each pay period not less than $5.00 nor more than 10% of their base pay for the purchase of shares of the Company's common stock. Under the terms of the Plan, deductions currently accumulate over a period beginning April 1 (the "Offering Date") and ending March 31 (the "Plan Year").

Once each year, on the Offering Date, the Company grants to each participant an option to purchase on the last day of the Plan Year at a price determined as described below (the "Option Price") the number of full shares of common stock of the Company which his or her accumulated payroll deductions on the last day of such Plan Year will purchase at the Option Price. The Option Price for each Plan Year is the lesser of (i) 85% of the fair market value of the Company's common stock on the Offering Date or (ii) 85% of the market value of the Company's common stock on the last day of the Plan Year. Shares purchased under the Plan are newly issued shares of the Company and are distributed to the participants as soon as practicable following the end of the Plan Year. At the Company's Annual Meeting of Shareholders on April 30, 1996, shareholders approved amendments to the Plan increasing the number of shares of common stock available for purchase under the Plan from 500,000 to 800,000 shares and increasing the number of shares of common stock that may be issued under the Plan in any given Plan Year from 100,000 to 150,000 shares.


ADMINISTRATION

Employee contributions which remain in the fund at the end of each Plan Year ("Remaining Contributions") are the result of fractional shares which are not issuable under the Plan. Remaining Contributions are returned, without interest, to employee participants promptly following the end of each Plan Year or, at the employee's direction, are rolled over as a contribution into the subsequent Plan Year. An employee may withdraw from an offering at any time. Upon withdrawal, the amount remaining in the employee's account will promptly be refunded without interest.

Primary authority for administration of the Plan is held by the Board of Directors of the Company (the "Board"), but the Board, in its discretion, may establish a committee composed of members of the Board to administer the Plan (the "Committee"). The Board, which is elected by the Company's shareholders, is divided into three classes with each director serving a term of three years. The Board has delegated administration of the Plan to the Compensation Committee, which acts by majority vote. The Compensation Committee currently consists of Directors John W. Creighton, Jr., Sheli Z. Rosenberg, Ronald A. Weinstein and Samuel Zell.

Participants' paycheck stubs indicate the amount of contributions to the Plan that have been deducted from wages in the current pay period and for the calendar year to date. Accumulated payroll deductions for employee participants are held in a segregated investment account at Paine Webber,
Inc.,700 5th Avenue  #5400, Seattle, WA   98104.  Interest earned is used to
pay transfer agent's fees and expenses. Any remaining interest becomes the property of the Company and is made available for general corporate purposes, including the costs of administering the Plan.

During the Plan Year ended March 31, 1996, interest earned totaled $26,482. Fees and expenses of the Custodian and Transfer Agent were $8,355. The net amount earned by the Company was $18,127 before deducting administrative costs. Neither the Committee nor the Company received any other compensation from administering the Plan.

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The following sets forth certain information concerning the Plan for the Plan
Year ended March 31, 1996:

  Approximate number of employees eligible to participate:  4,051
  Number of employees purchasing shares at the end of the Plan Year: 1,236 Number of shares purchased: 93,967
  Purchase price:  $17.85
  Number of employees who withdrew from the Plan:  369
  Amounts returned to employees who withdrew from the Plan: $235,408.33 Remaining Contributions to be returned to employees: $15,140.38
  Remaining Contributions to be rolled over into subsequent Plan Year at the request of the participants:  $14,511.61
  Number of shares available for purchase in subsequent offerings:  46,198
     Excludes 300,000 shares by which the number of shares available for purchase under the Plan was increased pursuant to a Plan amendment approved by shareholders on April 30, 1996.

Due to the nature of the Plan whereby the Company earns the interest on the cash balance during the Plan Year and pays the Custodian's fee at the end of the Plan Year, the Plan has no income or equity. The only asset held by the Plan at the end of the Plan Year is $29,651.99 in Remaining Contributions, with an offsetting liability for the same amount. Remaining Contributions of $15,140.38 were refunded to employees on April 19, 1996 and $14,511.61 were rolled over for the subsequent Plan Year. Therefore, the financial statements described in
Article 6A of Regulation S-X are not set forth because they would not provide any additional information not included in this Form 11-K. For further information about the Company, Plan participants should review the Company's annual and quarterly financial statements.



























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                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              QUALITY FOOD CENTERS, INC.
                              1990 EMPLOYEE STOCK PURCHASE PLAN



                              By  /s/ Dan Kourkoumelis
                                  ---------------------------
                                  Dan Kourkoumelis
                                  President, Chief Operating
                                  Officer and Director.


Date:  June 28, 1996


































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